# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clear Channel Outdoor Holdings, Inc., CIK 0001334978
CUSIP: 18453H106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4830 North Loop 1604W, Suite 111, San Antonio, Texas (TX), 78249
Date of event which requires filing of this statement: 10/14/2026
Filed by CIK 0001163368
Persons authorized to receive notices and communications: Zephram Yowell, Pacific Investment Management Co LLC, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (949) 720-6000

## Reporting persons
- Pacific Investment Management Company LLC (CIK 0001163368): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Clear Channel Outdoor Holdings, Inc.
Address of issuer's principal executive offices: 4830 North Loop 1604W, Suite 111, San Antonio, Texas (TX), 78249
Comment: This Amendment No. 6 ("Amendment No. 6") amends and supplements the Schedule 13D filed on May 13, 2019 (the "Original Schedule 13D") as amended by Amendment No. 1 thereto on July 10, 2019 ("Amendment No. 1"), Amendment No. 2 thereto on July 31, 2019 ("Amendment No. 2"), Amendment No. 3 thereto on August 2, 2019 ("Amendment No. 3"), Amendment No. 4 thereto on July 14, 2023 ("Amendment No. 4"), and Amendment No. 5 thereto on February 11, 2026 ("Amendment No. 5" and, together with the Original Schedule 13D, Amendment Nos. 1, 2, 3, and 4, the "Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the "Issuer"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended to add the following: On October 14, 2026, the Merger was consummated and each issued and outstanding share of Common Stock of the Issuer was converted into the right to receive cash in an amount equal to $2.43.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in Item 5(a) of the Schedule 13D is hereby amended to add the following: Items 7-13 of the cover page of this Amendment No. 6 are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(b) of the Schedule 13D is hereby amended to add the following: Items 7-13 of the cover page of this Amendment No. 6 are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information contained in Item 5(c) of the Schedule 13D is hereby amended to add the following: Other than as disclosed in Item 4 hereof, there have been no transactions with respect to the Common Stock during the sixty days prior to the date of this Amendment No. 6 by the Reporting Person or, to its knowledge, by any executive officer or director of the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 14, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Alyssa Creighton, Senior Vice President (10/16/2026)